Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

March 12, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Conlon Danberg

Re:          ODDITY Tech Ltd.

Registration Statement on Form F-1 (File No. 333-277850)

Request for Acceleration of Effective Date

Acceleration Request

Requested Date:         March 14, 2024

Requested Time:        4:45 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of ODDITY Tech Ltd. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:45 P.M., Eastern Time, on March 14, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cravath, Swaine & Moore LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Tim Carson
	Name:	Tim Carson
	Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Caroline Cutler Osei
	Name:	Caroline Cutler Osei
	Title:	Vice President

MORGAN STANLEY & CO. LLC

By:	/s/ Aderike Ajao
	Name:	Aderike Ajao
	Title:	Vice President

[Signature Page to Underwriters’ Acceleration Request]